

October 24, 2016

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> **Re: Monster Worldwide, Inc.**
> **Definitive Consent Solicitation Statement on Schedule 14A filed by**
> **MediaNews Group, Inc. et al.**
> **Filed October 20, 2016**
>
> **Definitive Additional Materials on Schedule 14A filed by MediaNews Group,**
> **Inc. et al.**
> **Filed October 21, 2016**
> **File No. 001-34209**
>
> **Schedule TO-C filed by MediaNews Group, Inc. et al.**
> **Filed October 24, 2016**
> **File No. 005-49641**

Dear Mr. Klein:

We have reviewed the filings above and have the following comments.

General

1.   On a telephone call with Schulte Roth on Friday, October 21, 2016, we discussed MNG's press release, filed later on the same day under the cover of Schedule 14A, regarding MNG's intent to launch a partial tender offer for shares of common stock of Monster Worldwide. We also noted that the definitive consent solicitation statement filed by MNG on the afternoon of October 20, 2016 did not contain any disclosure regarding such tender offer. Given that the press release is also dated October 20, 2016 and makes reference to the "definitive consent solicitation materials *filed today*" (emphasis added), please advise us why the definitive consent solicitation statement did not include disclosure regarding the planned tender offer. Please also confirm that the definitive consent statement has not yet been disseminated to shareholders.

In addition, as discussed with Schulte Roth on Friday's telephone call, please revise the definitive consent solicitations statement to include disclosure of MNG's intent to make a partial cash tender offer. Include in such disclosure all information related to the tender offer currently known by MNG and all other participants in the solicitation that would be necessary for shareholders of Monster Worldwide to make a fully informed voting decision with respect to the consent solicitation. Please file such revised definitive consent solicitation statement under the EDGAR tag "DEFR14A." Refer to https://www.sec.gov/info/edgar/forms/edgform.pdf.

2. We note that the press release dated October 20, 2016 and filed by MNG on October 21, 2016 under the cover of Schedule 14A includes a link to a website containing materials that reference MNG's proposed tender offer. With a view towards disclosure, please advise us when the determination was made by MNG to (1) investigate a partial tender offer, (2) make preparations to conduct a tender offer, including setting up the referenced website and (3) commence the tender offer. Please also advise us on what date separate counsel was retained for the purpose of representing MNG with respect to the tender offer. It is our understanding that MNG has retained different counsel than Schulte Roth to represent MNG with respect to the tender offer.

3. We note that the soliciting material filed on October 21, 2016 has the box checked on the cover page indicating that it has been filed as "Soliciting Material Under Rule 14a-12" as opposed to "Definitive Additional Materials." Please note that all solicitations that are published, sent or given to stockholders *before* they have been furnished a definitive consent solicitation statement must be made in accordance with Exchange Act Rule 14a-12. Refer to Exchange Act 14a-6(o). Soliciting materials filed after the filing of the definitive consent solicitation statement are to be filed as definitive additional materials, and the appropriate box on the cover of Schedule 14A should be checked indicating the same.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions